March 3, 2009
Stephen Krikorian
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Local.com Corporation Form 10-K for the Fiscal Year ended December 31, 2007 filed on March 10, 2008, File No. 000-50989
Dear Mr. Krikorian:
     This letter responds to the comments of your letter dated January 14, 2009 relating to Local.com Corporation (the “Company”). We have reproduced below in bold font each of your comments set forth in your letter of January 14, 2009, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of January 14, 2009.
Form 10-K for the Fiscal Year ended December 31, 2007
General
1.	As requested on page 5 in our comment letter dated November 5, 2008, please provide the three acknowledgments in your next response to us. These are:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In accordance with the Staff’s comment, we have included the requested acknowledgements at the end of this response letter.

Stephen Krikorian
March 3, 2009

Facing Page
2.	We have reviewed your response to our prior comment number 1 and note your determination that you are a non-accelerated filer for your Form 10-K for the year ended December 31, 2007 and subsequent 10-Q’s. Your determination that you are a non-accelerated filer remains unclear to us. Tell us your considerations that you determined that you are not a smaller reporting company pursuant to the definitions contained in Rule 12b-2 of Regulation 12B for your Form 10-K for the year ended December 31, 2007 and subsequent 10-Q’s
     On June 30, 2007, our aggregate market value of voting and non-voting common equity held by non-affiliates was $63,446,144.56. This calculation is based on the last reported sale price of our common stock on June 29, 2007 of $6.92 multiplied by the number of shares of voting and non-voting common equity held by non-affiliates on June 30, 2007 of 9,168,518. This calculation was made in accordance with Rule 12b-2.
     We have also determined that under the current Rule 12(b)-2 of Regulation 12B we are a smaller reporting company. These items are among the items we would appreciate discussing with the Staff.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources. page 27
3.	We have reviewed your response to our prior comment number 3 and note that you believe your disclosure is adequate because the main cause of your improvement in cash used in operations is disclosed in Results of Operations. It remains unclear to us how your current disclosure under liquidity and capital resources explains to your readers the underlying drivers that affect your net cash used in operations. Specifically, your current disclosure states, “the decrease in cash used in operations was due to a lower operating loss.” It is unclear how this statement explains your net cash used in operating activities in consideration that the starting point for cash flows from operating activities is net income (loss) and your net loss for the year ended December 31, 2007 is greater than your net loss for the year ended December 31, 2006. Further, it is unclear how you have determined that restating the facts as disclosed in Results of Operations would be redundant under Liquidity and Capital Resources. For example, in your response to us, you cite that your increase in accounts receivable is due to your increase in revenue. However, your current disclosures do not explain why your revenue increased 51% year over year, whereas your accounts receivable increased 72% year over year. Therefore, we

Stephen Krikorian
March 3, 2009

repeat our prior comment to address material changes in the underlying drivers that affect these cash flows. Your disclosures in future filings should include a discussion of the underlying reasons for the changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.
     There are four primary drivers that affect cash used in operations: net income; non-cash adjustments to net income; accounts receivable; and accounts payable.
     For the year ended December 31, 2007 the terms of our accounts receivable and accounts payable remained unchanged. The increase in accounts receivable at December 31, 2007 compared to December 31, 2006 is primarily due to the growth in revenue during the year. Our revenue for the year ended December 31, 2007 increased sequentially quarter over quarter, as a result, the percentage increase in our account receivable balance at December 31, 2007 is greater than the percentage increase in our revenue during the same period.
     The table below substantiates the change in net cash used in operating activities for the years ended December 31, 2007 and 2006 (in thousands):

	Year ended December 31,
	2007	2006	Change

Net loss	$(18,202)	$(13,286)	$(4,916)
Non-cash (1)	10,757	4,691	6,066

Subtotal	(7,445)	(8,595)	1,150
AR, AP and Other	(656)	(645)	(11)

Net cash used in operations	$(8,101)	$(9,240)	$1,139

(1)	— Includes Depreciation and amortization, Non-cash expense related to stock option issuances and Non-cash interest expense.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 3I
4.	We have reviewed your response to our prior comment number 4. We note that you refer to management’s conclusions in management’s report on internal control over financial reporting for management’s conclusions of disclosure controls and procedures. Please note that these represent two distinct types of controls requiring independent assessments and disclosures pursuant to Items 307 and 308T of

Stephen Krikorian
March 3, 2009

Regulation S-K, respectively. Therefore, we repeat our prior comment to amend your Form 10-K to provide the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures, Also amend your Form 10-Q’s for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 to provide the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures for each of the quarters noted above.

We also repeat our prior comment, that, in light of your omittance of the conclusions reached by your certifying officers in your evaluation of disclosure controls and procedures, for the year ended December 31, 2007, and quarterly periods ended March 31, 2008, June 30, 2008, and September 30, 2008, tell us the impact that this will have on your conclusions of effectiveness.
     Our management evaluated the disclosure controls and procedures and concluded that they were effective within the reasonable assurances level. We are a small company with a well organized and active management team. Management concluded that all material information was gathered and disclosed to investors at the reasonable assurances level. The omittance was a drafting error rather than an omittance of information that is necessary for the investors to understand our business. The omittance of one of the conclusions did not change management’s conclusions of effectiveness.
     This item is among the items we would appreciate discussing with the Staff.
5.	We note in your response to our prior comment number 5 that in future filings, you will include specific disclosure that the disclosure controls and procedures were effective at the reasonable assurance level. In consideration of the amendment necessary for comment 4 above, include your revised language in your amendment.
     In accordance with the Staff’s comments, we will include the requested revised language in future filings and would like to discuss the need for amendments with the Staff.
Consolidated Statements of Operations, page F-4
6.	We have reviewed your response to our prior comment number 6. In our prior comment, we asked you to tell us your considerations for recording traffic acquisition costs as a cost of revenue rather than as a part of sales and marketing. You responded that you do not classify traffic acquisition costs as a cost of revenue, but rather classify them as a part of sales and marketing. We repeat our prior

Stephen Krikorian
March 3, 2009

comment to explain how you determined that your traffic acquisition costs should be classified as sales and marketing.
     We define traffic acquisition cost (TAC) as the cost of advertising and promoting OUR website on other search engines, primarily Google. We accomplish this by bidding on certain keywords we believe will drive traffic to our Local.com web site. Other companies define TAC as the cost associated with driving traffic directly to affiliated advertisers. Accordingly, our TAC is a sales and marketing expense as opposed to a cost of sales expense which is directly related to the generation of revenue. We pay TAC regardless of whether or not there is a revenue generating event.
Notes to Consolidated Financial Statements
1. Nature of operations and summary of significant accounting policies
Goodwill and other intangible assets. page F-9
7.	We note from your response to prior comment number 7 that “the role of the independent appraiser is limited to providing estimates of the fair value of goodwill based on appropriate and accepted appraisal techniques based on assumptions provided by management.” Your disclosure on page F-9 states, “the Company engages an independent appraiser to assist management in the determination of the fair value of its reporting unit and compares the resulting fair value to the carrying value of the reporting unit to determine if there is goodwill impairment.” When considered together, these statements suggest that you are attributing the valuations contained in your filing to a third party expert and therefore must comply with the requirements of Securities Act Rule 436. That is, you should disclose the name of the expert and include a consent as an exhibit to your Form 10-K, which serves as a Section 10(a)(3) Securities Act update to an effective registration statement. Please amend your Form 10-K to comply with Rule 436. Refer to Question 141.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations.
     In accordance with Question 141.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations and Rule 436, we will clarify the language in future filings to remove any suggestion that we are attributing the valuations to a third party expert. The goodwill impairment determination was made by management with the assistance of a third party and our disclosure was not intended to suggest or imply otherwise.
Revenue recognition, page F-1 0
8.	We have reviewed your response to our first bullet point in our prior comment number 8 and note your response that neither EITF 01-9 nor 02-16 apply to your

Stephen Krikorian
March 3, 2009

arrangements with your Advertising Network partners because you do not resell any products or services from your Advertiser Network. However, EITF 01-9 applies to vendors that derive their revenue from sales of services as well as those that derive their revenue from sales of products. As such, we repeat our prior comment to explain how you determined that EITF 01-9 does not apply to you.
     We derive our revenue from the following sources:
          a) Direct advertisers (PPC and display);
          b) Advertising Network Partners (PPC and display); and
          c) Licensees (License).
     With regard to a), b), and c) above, we do not provide customer discounts, rebates, coupons and any other form of free product, services or discounts or other consideration to anyone in the distribution chain, such as customers of our Advertising Network Partners. Accordingly, EITF 01-9 does not apply to our revenue recognition and as such no disclosure is required.
9.	We have reviewed your response to our second bullet point in our prior comment number 8. Your response that EITF 99-19 does not apply to you since your arrangements do not involve traffic acquisition arrangements is unclear to us. You disclose under Sources of Revenue on page 20, that “we generate revenue primarily from click-throughs on the sponsored listings provided by our Advertiser Network.” We note you disclose in your revenue recognition policy on page F-10, that “depending on the source of the advertiser, the Company recognizes an applicable portion of the bid price for each click-through the Company delivers on advertisers’ sponsored listings.” In light of your response that EITF 99-19 is not applicable to you, tell us how you determine how much of the applicable portion of the bid price you should recognize as revenue.
     We recognize 100% of the bid price as revenue for our direct advertisers since there are no arrangements whereby we are obligated to share the bid price with anyone. However, the majority of our revenue from our direct advertisers is subscription based revenue and bid price does not apply to subscription based revenue.
     With regard to our Advertiser Network Partners (indirect advertisers) we recognize revenue on a contractual basis. The contractual portion of the revenue we recognize represents a percentage of the gross bid price the Advertiser Network Partner receives.

Stephen Krikorian
March 3, 2009

10.	We have reviewed your response to our third bullet point in our prior comment number 8 and note that you believe your disclosure is sufficient because it addresses the pertinent items in your arrangements. It is unclear how you have determined your disclosure is sufficient. We repeat our prior comment to expand your policy to further discuss your recognition of revenue for your display advertising. For example, disclose when you deem the service to be delivered, the general terms of these arrangements, including if your advertisers have the ability to terminate the arrangements, clarify if these advertising agreements may involve multiple element arrangements, and your billing methods to your advertisers.
     We will expand our revenue recognition policy for display advertising in future filings as follows:
     We deem the display advertising service to be delivered when the banner advertisement is displayed on our web site. The arrangements with the advertisers are for display advertisement only through contractual insertion orders (purchase orders) that specify price and quantity. These arrangements do not include multiple elements and may be terminated at any time. As we recognize revenue when the banner advertisements are displayed, we believe this is a culmination of the earnings process and we do not record any revenue prior to the display. If a customer terminates the agreement midway through providing the quantity of displays, we believe the customer is contractually obligated to pay us for the units displayed. We would not fulfill the remaining order and there would be no further contractual duties or obligations between the parties, other than payment for the services delivered. Display advertisers are typically invoiced monthly in arrears with thirty day net terms.
11.	We have reviewed your response to our fourth bullet point in our prior comment number 8. It is unclear how you determined that your licensing revenue was not material for the year ended December 31, 2007. In addition, we note in your response that in 2007, you acquired and adopted the revenue model of PremierGuide, that is a pay-per-click model similar to the revenue model that you utilize on your website, It does not appear that you have disclosed this change in revenue model in your filing, In light of your disclosures on page 4, that “Local Connect is a search and advertising platform that we license to directory web sites and newspaper publishers” and on page 3, that “it is our objective to continue to offer directory web sites, newspaper publishers and city guides servicing local markets a growing range of advertising services that are integrated into [y]our LocalConnect platform,” tell us how you determined that your disclosures are appropriate to allow your readers to understand your revenue model for these customers.

Stephen Krikorian
March 3, 2009

     Local Connect includes both license revenue and pay-per-click revenue in 2007. Our PPC revenue began in July 2007, with the acquisition of PremierGuide, Inc. For the year ended December 31, 2007 Total Local Connect PPC revenue was $490,000 and total Local Connect license revenue was $443,000. As such, total Local Connect revenue for the year ending December 31, 2007 was $933,000. Total 2007 Company wide revenue was $21.5 million; accordingly, total Local Connect revenue represented 4.3% of our 2007 revenue. Management believes that 4.3% is immaterial in nature to warrant additional disclosure. Should this be an area of significant revenue growth in future periods, we will expand our disclosures.
     Please note our disclosure relating to PPC revenue recognition on pages 21, F-10 of our Form 10-K for the year ended December 31, 2007.
     Licensing revenue is recognized each month our customer utilizes our Local Connect platform. Payment is due thirty days following the end of the month in which the license was used.
8. Operating segment information. page F-23
12.	We have reviewed your response to our prior comment number 9. We note your response that you have one reporting segment: paid-search. Although you have one reporting segment, this does not necessarily mean that all of your products and services are similar. In your response, you note that you aggregate click-through revenue with display advertising and licensing revenue because you consider them similar products. Your response further notes that the source or type of customer is also different. Tell us how each of these sources or types of customers differ. In addition, we note your disclosures that begin on page 3 under Our Services, where you provide separate and distinct disclosures for each of type of services that you provide. Further, we note within your revenue recognition policy on page F-l0, that you state, “The Company generates revenue when it is realizable and earned, as evidenced by click-throughs occurring on advertisers’ sponsored listings, the display of a banner advertisement or the fulfillment of subscription listing obligations.” As such, your revenue recognition policy indicates three separate and distinct revenue streams. We repeat our prior comment number 9. In light of the items noted above, provide us with a detailed analysis that shows your determination that all of your services are similar.
     As outlined in response #8, we have three sources or types of customers:
1.	Direct Advertisers. Direct advertiser pay us directly for paid search advertising products.

Stephen Krikorian
March 3, 2009

2.	Advertising Network Partners. Advertising Network Partners act as agents for many advertisers. The Advertising Network Partners pays us for paid search advertising products. The Advertising Network Partner owns the relationship with the entity that is being advertised.

3.	Licensees. Licensees are directory web sites, newspaper publishers and city guides that pay us for our paid search platform product.
As stated in our response to the Commission’s prior comment number 9 in the Commission’s letter dated November 5, 2008, we consider all of our products to be paid search online advertising products. As such our products provide our customers the means to list and advertise their products and services on the internet.
The revenue and percentage of total revenue derived for each of our products for the year ended December 31, 2007 is as follows (in thousands):

Product	2007 Revenue	Percentage

Pay-Per-Click Advertising (PPC)	$18,952	88.0%

Banner Advertising (Display)	1,864	8.7%

Local Promote (Subscription Advertising)	266	1.2%

Local Connect (License — Advertising Platform)	443	2.1%

Total revenue	$21,525	100.0%
     In connection with the Company’s Form 10-K for the fiscal year ended December 31, 2007 and subsequent Form 10-Q’s, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Stephen Krikorian
March 3, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the foregoing is responsive to the comments contained in your letter dated January 14, 2009. We would like to schedule a conference call with the staff, our accountants and legal counsel, as soon as possible, to discuss our responses. Such a call will also assist the Company in its preparation of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Please let me know when the appropriate members of the staff maybe available to discuss our responses.
     If you have any questions, please call me at 949-789-5214.

LOCAL.COM CORPORATION
/s/ Brenda Aguis
Brenda Agius Chief Financial Officer